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Exhibit 21

        List of Subsidiaries

Subsidiary	Jurisdiction of Organization or Incorporation
LaBranche & Co. LLC	New York
LaBranche Financial Services, Inc.	New York
LaBranche Structured Products LLC	New York
LaBranche Structured Products Specialists, LLC	New York
LABDR Services, Inc.	New York
LaBranche & Co. B.V.	Netherlands

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  Exhibit 21